Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
June 3, 2013

J.P.Morgan

May 2013

J.P. Morgan Structured Investments



The J.P. Morgan Commodity Allocator Index

Strategy Guide

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement and underlying supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to the J.P. Morgan Commodity Allocator Index (the "Index") are our unsecured and unsubordinated obligations. Investing in these securities is not equivalent to a direct investment in the Index or any constituent that forms a part of the Index.

Investing in securities linked to the Index requires investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This document contains market data from various sources other than us and our affiliates, without independent verification. All information is subject to change without notice. We or our affiliates may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Any historical composite performance records included in this document are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the Index included in this document. No representation is being made that the Index will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Back-testing and other statistical analysis that is provided in this document use simulated analysis and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence. The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this document.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Overview

The J.P. Morgan Commodity Allocator Index (the "Index") is a USD-denominated, rules-based index that was developed and is maintained and calculated by J.P. Morgan Securities plc ("JPMS plc"). The Index provides dynamic exposure to a synthetic portfolio of excess return commodities indices, the iShares® Barclays TIPS Bond Fund[1] and cash (as described below). The Index allocates across four constituents (together the "Allocator Sub-Index Constituents" or the "Constituents"). For more information on the Constituents, please see "What are the Constituents?" below.

Directional Constituent	Carry Constituent	ETF Constituent[1]	Cash Constituent
•The J.P. Morgan Commodity Allocator Directional Index (the "Directional Constituent") — A momentum-based strategy on commodities.	•J.P. Morgan Commodity Allocator Carry Index (the "Carry Constituent") — A carry-based strategy on commodities.	•The iShares® Barclays TIPS Bond Fund (the "TIP ETF"), subject to a financing cost (the "ETF Constituent") — An ETF that provides exposure to inflation-protected U.S. Treasury obligations.	•Cash (the "Cash Constituent") — An investment in cash that accrues interest at a rate of 0% per annum, which is equivalent to an uninvested position.

The Index gains exposure to these Constituents via three equally weighted notional investments in the Allocator Sub-Indices. Each Allocator Sub-Index rebalances monthly over one of the last three index calculation days of the month based on a methodology that determines the weights of the Constituents to be applied as of each monthly rebalancing date. This methodology selects constituent weights that would have resulted in a hypothetical index composed of the Constituents with the highest hypothetical, historical return over the previous one year[2] and an annual realized volatility of 5% or less. The constituent weights are subject to certain maximum and minimum weights as of the applicable rebalancing date (see Table A in schedule A)[3]. Once the constituent weights are established for each Allocator Sub-Index Constituent, the Index adjusts its exposure to target an annual realized volatility of 5%.[4] The Index is subject to an annual fee of 0.50% deducted daily.

Key Features

- *Strategy Diversification:* The Index considers allocations to both momentum-based and carry-based indices across commodities, offering investors the potential to access a diversified set of commodities investments alongside a traditional fixed income investment in the TIP ETF.
- *Focus on Individual Commodities:* Both the Directional Constituent and Carry Constituent (together the "Commodity Constituents") include the full universe of commodities that compose the benchmark Dow Jones-UBS Commodity Index[SM] (the "DJUBS Index").
- *Complementary Constituents:* On a hypothetical historical basis, the Constituents have exhibited low realized correlations relative to one another, although past correlations may not be indicative of future correlations.

---

[1] For the purposes of calculating the Index, the daily closing level of the ETF Constituent is calculated on an excess return basis by adjusting the total return performance of the iShares® Barclays TIPS Bond Fund to reflect a financing cost of the 3-month USD LIBOR on a daily basis. iShares® is a registered trademark of BlackRock Inc. BlackRock Inc. has neither endorsed this product nor reviewed these materials.
[2] One year is an approximation for 252 index calculation days.
[3] The Index may be up to 50% uninvested at any time, if the Cash Component is allocated its maximum weight of 50%.
[4] The Index may be leveraged up to a maximum rate of 200%. This adjustment is based on the annualized realized volatility of the level of the Index (prior to any adjustment related to the target volatility feature). The leverage is determined on each applicable rebalancing determination date and is equal to 5% divided by the greater of (a) annualized realized volatility over the last 21 index calculation days and (b) annualized realized volatility over the last 63 index calculation days.

- *Monthly Rebalancing:* The weights allocated to the Constituents are dynamic and are determined monthly based on a rules-based methodology that utilizes momentum, correlation and realized volatility across the Constituents.
- *Volatility Targeting:* The Index adjusts its exposure to target an annualized realized volatility of 5%.[4] Accordingly, its exposure to the Constituents is decreased in periods of higher realized volatility and is increased in periods of lower realized volatility, subject to a maximum leverage of 200%.
- *Daily Publishing:* The Index level is published daily on Bloomberg under the ticker JMABALOC <Index>, and reflects the daily deduction fee of 0.50% per annum.

Hypothetical Back-Tested and Historical Index Performance

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from January 31, 2005 through April 16, 2013 and actual historical performance of the Index from April 17, 2013 through April 30, 2013 along with the performance of the DJUBS Index. Based on the hypothetical back-tested and actual historical performance, the Index realized annualized returns of 5.61% over the five-year period ended April 30, 2013 and realized annualized volatility of 4.35% during the same period for a hypothetical 5-Year Sharpe Ratio of 1.29.

	1 year	2 years	5 years	All
Annualized Average Return	2.68%	4.72%	5.61%	6.96%
Annualized Volatility	4.21%	4.39%	4.35%	4.19%
Sharpe	0.64	1.08	1.29	1.66
Worst month	-0.84%	-1.02%	-1.81%	-1.81%
Best month	1.36%	3.06%	3.63%	3.63%
Percentage of Positive Months	58.33%	50.00%	60.00%	68.00%
Peak-to-trough	-3.08%	-3.08%	-5.32%	-5.32%

5yr Correlation to Major Benchmarks	
DJUBS Index	-.82%
S&P GSCI Index	-2.76%
S&P 500	-16.98%
JPM Global Govt Bond Index	21.92%



Source: Bloomberg and J.P. Morgan.

Note: Because the Index did not exist prior to April 17, 2013, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. There is no guarantee that the Index will outperform any alternative investment strategy, including the DJ-UBS Index or the S&P GSCI Index. Please see **"Important Information — Use of Simulated Returns"** at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Please see "Glossary" at the back of this publication for a description of the terms included in the graph and table above, along with a full description of the benchmarks.

What are the Constituents?

The J.P. Morgan Commodity Allocator Directional Index



The Directional Constituent is a USD-denominated, rules-based index that was developed and is maintained and calculated by JPMS plc. The Directional Constituent provides dynamic, synthetic long or short exposure to up to twenty-two single commodity indices (each a "Directional Sub-Index Constituent"). It accomplishes this by tracking the return of three equally weighted synthetic sub-indices (each, a "Directional Sub-Index").

Each Directional Sub-Index rebalances monthly over one of the last three index calculation days of the month based on a methodology that determines the weights of the Directional Sub-Index Constituents to be applied as of each monthly rebalancing date. This methodology selects of the weights of the Directional Sub-Index Constituents that would have resulted in a hypothetical index composed of the Directional Sub-Index Constituents with the highest hypothetical, historical return over the previous 252 index calculation days and an annual realized volatility of 5% or less. The weights of the Directional Sub-Index Constituents are subject to maximum and minimum weights as of the applicable rebalancing date (see Table B in Schedule A attached hereto).

The Directional Constituent is reported by Bloomberg L.P. under the ticker symbol "JMABDALC <Index>". The Directional Sub-Index Constituents and their associated maximum and minimum weights as of the applicable rebalancing date are identified in Table B of Schedule A below.

The table and graph below illustrate the performance of the Directional Constituent based on the hypothetical back-tested closing levels from January 31, 1999 through April 16, 2013 and actual historical performance of the Directional Constituent from April 17, 2013 through April 30, 2013. Based on the hypothetical back-tested and actual historical performance, the Directional Constituent realized annualized returns of 3.55% over the five-year period ended April 30, 2013 and realized annualized volatility of 4.79% over the same period, for a hypothetical 5-Year Sharpe Ratio of 0.74.

	1 year	2 years	5 years	10 years
Annualized Average Return	-0.86%	1.30%	3.55%	4.07%
Annualized Volatility	5.02%	4.88%	4.79%	4.84%
Sharpe	-0.17	0.27	0.74	0.84
Worst month	-1.72%	-2.22%	-3.11%	-4.36%
Best month	1.80%	3.21%	3.22%	3.43%
Percentage of Positive Months	41.67%	45.83%	60.00%	60.00%
Peak-to-trough	-4.32%	-5.03%	-7.74%	-8.66%



Source: Bloomberg and J.P. Morgan.

Note: Because the Directional Constituent did not exist prior to April 17, 2013, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. There is no guarantee that the Index will outperform any alternative investment strategy, including the DJ-UBS Index or the S&P GSCI Index. Please see **"Important Information — Use of Simulated Returns"** at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Please see "Glossary" at the back of this publication for a description of the terms included in the graph and table above, along with a full description of the benchmarks. As explained under "Glossary," the DJUBS 5% vol target is a hypothetical index.

The J.P. Morgan Commodity Allocator Carry Index


Directional Constituent
Carry Constituent
ETF Constituent
Cash Constituent

The Carry Constituent is a USD-denominated, rules-based index that was developed and is maintained and calculated by JPMS plc. The Carry Constituent provides dynamic, synthetic exposure to up to thirty-six pairs of single commodity indices (each a "Carry Sub-Index Constituent Pair"). It accomplishes this by tracking the return of three equally weighted synthetic sub-indices (each a "Carry Sub-Index"). Each Carry Sub-Index Constituent Pair provides long exposure to one single commodity index (each, a "Long Constituent") and volatility-adjusted short exposure to another single commodity index that tracks futures contracts on the same commodity (each, a "Short Constituent"), as included in Table C of Schedule A below (each, a "Carry Sub-Index Constituent"). The exposure to the Short Constituent within a Carry Sub-Index Constituent Pair is volatility-adjusted to give a weight that will be less than 100% if that Short Constituent is more volatile than the Long Constituent in that Carry Sub-Index Constituent Pair, as determined on each relevant rebalancing date.

Each Carry Sub-Index rebalances monthly over one of the last three index calculation days of the month based on a methodology that determines the weights of the Carry Sub-Index Constituents to be applied as of each monthly rebalancing date. This methodology selects of the weights of the Carry Sub-Index Constituents that would have resulted in a hypothetical index composed of the Carry Sub-Index Constituents with the highest hypothetical, historical return over the previous 21 index calculation days and an annual realized volatility of 5% or less. The weights of the Carry Sub-Index Constituents are subject to a minimum weight of 0% and a maximum weight of 10% as of the applicable rebalancing date for each Carry Sub-Index Constituent.

The Long Constituents for the Constituent Pairs reference commodities indices that attempt to outperform the benchmark DJUBS Index through a variety of enhanced, rules-based contract selection methodologies. Typically, for a given commodity, the Long Constituent will provide synthetic long exposure to a futures contract or series of futures contracts other than the front-month, or prompt contract, while the Short Constituent will provide synthetic short exposure to the prompt contract. A position in a Constituent Pair combines a Long Constituent and a Short Constituent. The Constituent Pair attempts to benefit from any outperformance of the Long Constituent's contract selection methodology relative to the Short Constituent's benchmark exposure.

The Carry Constituent considers thirty-six such Carry Sub-Index Constituent Pairs across twenty-two individual commodities, where at least one Constituent Pair is included for each individual commodity, and a second Constituent Pair is included for those commodities for which one of two contract selection methodologies has historically outperformed of the prompt contract.

The Long Constituents include the JPMCCI ex-Front Month Indices, the Contag Beta Indices and the Seasonal Roll Indices. For more information on these indices, see Schedule C below.

The Carry Constituent is reported by Bloomberg L.P. under the ticker symbol "JMABCALC <Index>". The Carry Sub-Index Constituents and associated weight constraints are identified in Table A of Schedule A below.

The table and graph below illustrate the performance of the Carry Constituent based on the hypothetical back-tested closing levels from January 31, 1999 through April 16, 2013 and actual historical performance of the Carry Constituent from April 17, 2013 through April 30, 2013. Based on the hypothetical back-tested and actual performance, the Carry Constituent realized annualized returns of 4.71% over the five-year period ended April 30, 2013 and realized annualized volatility of 2.83% over the same period, for a hypothetical 5-Year Sharpe Ratio of 1.66.

	1 year	2 years	5 years	10 years
Annualized Average Return	1.77%	1.70%	4.71%	8.10%
Annualized Volatility	2.68%	2.61%	2.83%	2.83%
Sharpe	0.66	0.65	1.66	2.86
Worst month	-1.22%	-1.22%	-1.36%	-1.36%
Best month	0.97%	1.21%	2.54%	2.54%
Percentage of Positive Months	66.67%	62.50%	71.67%	81.67%
Peak-to-trough	-2.35%	-2.35%	-2.35%	-2.35%



Source: Bloomberg and J.P. Morgan.

Note: Because the Carry Constituent did not exist prior to April 17, 2013, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. There is no guarantee that the Index will outperform any alternative investment strategy, including the DJ-UBS Index or the S&P GSCI Index. Please see "Important Information — Use of Simulated Returns" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Please see "Glossary" at the back of this publication for a description of the terms included in the graph and table above, along with a full description of the benchmarks. As explained under "Glossary," the DJUBS 5% vol target is a hypothetical index.

The iShares® Barclays TIPS Bond Fund



Directional Constituent – Carry Constituent – **ETF Constituent** – Cash Constituent

The ETF Constituent is calculated on an excess return basis by adjusting the total return performance of the iShares® Barclays TIPS Bond Fund (the "TIP ETF") to reflect a financing cost of the 3-month USD LIBOR on a daily basis. The TIP ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "TIP." The TIP ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L), which we refer to as the Underlying Index. The Underlying Index tracks inflation-protected public obligations of the U.S. Treasury, commonly known as "TIPS." Because of this inflation adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.

The table and graph below illustrate the performance of the ETF Constituent based on the hypothetical back-tested closing levels from January 31, 2004 through April 16, 2013 and actual historical performance of the ETF Constituent from April 17, 2013 through April 30, 2013. Based on the hypothetical back-tested and actual performance, the ETF Constituent realized annualized returns of 5.62% over the five-year period ended April 30, 2013 and realized annualized volatility of 7.50% over the same period, for a hypothetical 5-Year Sharpe Ratio of 0.75. The graph below demonstrates the impact of the financing cost applied to the ETF Constituent versus the TIP ETF. The level of the ETF Constituent, which is calculated on an excess return basis, is not equivalent to the level of the TIP ETF, which is calculated on a total return basis. The level of the ETF Constituent is equal to the daily hypothetical total return level of the TIP ETF, minus the hypothetical cost of financing that position at 3-month USD LIBOR (as calculated on a daily basis). The "total return" level of the TIP ETF is equal to the daily closing level of the TIP ETF, adjusted for the reinvestment of dividends.

	1 year	2 years	5 years	All
Annualized Average Return	4.00%	7.31%	5.62%	3.81%
Annualized Volatility	4.20%	5.67%	7.50%	6.77%
Sharpe	0.95	1.29	0.75	0.56
Worst month	-0.85%	-0.90%	-8.70%	-8.70%
Best month	1.91%	3.88%	5.96%	5.96%
Percentage of Positive Months	66.67%	70.83%	65.00%	56.76%
Peak-to-trough	-2.80%	-3.80%	-15.41%	-16.36%



Hypothetical and Historical Performance
200
150
100
50
TIP ETF
ETF Constituent
Feb-04
Feb-06
Feb-08
Feb-10
Feb-12

The Cash Constituent

Directional Constituent – Carry Constituent – ETF Constituent – **Cash Constituent**



The Cash Component is the equivalent to an investment in cash that accrues interest at a rate of 0% per annum, which is equivalent to an uninvested position.

The Commodities Constituents

The following table identifies the universe of commodities to which the Index, via the Directional Constituent and the Carry Constituent, may provide synthetic exposure.

The Directional Constituent considers synthetic long or short positions in each of the commodities listed in the table below under the heading "Directional Sub-Index Constituent?" The Directional Constituent may take long or short exposure to any of the listed commodities via the DJUBS Sub-Index generally associated with that commodity.

The Carry Constituent considers synthetic carry investments in each of the commodities listed in the table below via the Carry Sub-Index Constituent Pairs, and the table identifies the commodities indices tracked by the Long Constituents for each commodity under the heading "Carry Sub-Index Long Constituent?". For a more detailed list of the commodities referenced by the Commodity Constituents, see Schedule C below.

Commodities Constituents					
DJUBS Sector	**DJUBS Sub-Index**	**Directional Sub-Index Constituent?**	**Carry Sub-Index Long Constituent?**		
		DJUBS Sub-Index	*CCI ex FM*	*Contag*	*Seasonal*
Energy	WTI	✓	✓	✓	
	Brent	✓	✓	✓	
	Heating Oil	✓	✓	✓	
	Gasoline	✓	✓	✓	
	Natural Gas	✓	✓	✓	
Precious	Gold	✓	✓	✓	
	Silver	✓	✓	✓	
Base Metals	Aluminum	✓	✓	✓	
	Comex Copper	✓	✓	✓	
	Nickel	✓	✓		
	Zinc	✓	✓		
Agriculture	Corn	✓	✓		✓
	Wheat	✓	✓		✓
	Kansas Wheat	✓	✓		
	Soybean	✓	✓		✓
	Soybeanoil	✓	✓		
	Soybean Meal	✓	✓		
	Sugar	✓	✓		✓
	Cotton	✓	✓		
	Coffee	✓	✓		
Livestock	Live Cattle	✓	✓		✓
	Lean Hogs	✓	✓		

The Allocator Index – Hypothetical Constituent Weights

The following chart illustrates the hypothetical back-tested weights that would have been applied to each of the Constituents according to the methodology of the Index as of each monthly rebalancing from January 2006 through April 2013.



Source: J.P. Morgan.

Note: All retrospective weights provided in the graph above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical weights described herein. There is no guarantee that the Index will outperform any alternative investment strategy. Please see "Important Information — Use of Simulated Returns" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Selected Risks Associated With the Index

The risks identified below are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

- **The level of the Index will include the deduction of a fee of 0.50% per annum, deducted daily**.

- **The index sponsor and index calculation agent of each J.P. Morgan index are affiliates of ours**. The policies and judgments for which the index sponsor and/or the index calculation agent are responsible could have an impact, positive or negative, on the level of any J.P. Morgan Index. The index sponsor and index calculation agent of each J.P. Morgan Index have no obligation to consider your interests in taking any actions that might affect the Index.

- **You will have no rights with respect to the securities or futures contracts underlying the Allocator Sub-Index Constituents.**

- **The Index and its constituents have limited operating histories and may perform in unanticipated ways.**

- **Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations.**

- **Prices of commodity futures contracts are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Index.**

- **The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect the level of the Index.**

- **The market prices of the commodities ultimately underlying the futures contracts included in the Index will affect the level of the Index**. The prices of the commodities upon which the futures contracts that ultimately underlie the Index are based are affected by numerous factors, some of which are specific to the market for each such commodity. The aggregate effect of these factors cannot be predicted.

- **The Index carries the risks associated with the methodology used each month to select the composition of the Index and each Commodity Constituent**. The Index and each Commodity Constituent are constructed using a computer software-based methodology based on historical performance and volatility. No assurance can be given that the weighting-selection methodology used to construct the Index and each Commodity Constituent will outperform any alternative index that might be constructed from the underlying constituents.

- **The methodology used to construct the Index and each Commodity Constituent involves monthly rebalancing and weighting caps that are applied to the underlying constituents.** The return on the Index may be less than the return that could be realized on an alternative strategy in the underlying constituents that is not subject to rebalancing and weighting caps.

- **The Index may be up to 50% uninvested at any time.**

- **The volatility targeting strategy employed by the Index may not achieve its intended results.** No assurance can be given that the Index will achieve its target volatility of 5%. The actual realized volatility of the Index may be greater or less than the target volatility.

J.P.Morgan

- **The Index may be subject to increased volatility due to the use of leverage.** The Index uses leverage of up to 200% in certain circumstances to increase the volatility of the Index. The use of leverage will magnify any negative performance of an underlying constituent, which, in turn, could adversely affect the level of the Index.

- **Correlation of performances among the relevant constituents underlying the Index and each Commodity Constituent may reduce the performance of the Index.**

- **Changes in the value of the relevant constituents underlying the Index and each Commodity Constituent may offset each other.**

- **The Commodity Constituents are expected to risks associated with synthetic short exposure.** The maximum increase of the value of any short exposure is limited to the loss of the entire value of the short constituent, and the maximum decrease in value of that short exposure is unlimited. Because there is no limit to possible increases in the level of any short constituent, the losses that may result from short exposure are potentially unlimited.

- **Because the Carry Constituent employs a long-short strategy, the level of the Carry Constituent depends on the net performance of its pairs of underlying constituents**. The level of the Carry Constituent is dependent on the performance of each constituent with synthetic long exposure minus the performance of the corresponding constituent with synthetic short exposure.

- **The volatility adjustment employed with respect to the short constituents underlying the Carry Constituent may not achieve its intended results**. The volatility adjustment mechanism seeks to maximize the offsetting effect of the long constituent and the short constituent in any given pair. Because the long constituent and the short constituent in any pair may not be sufficiently correlated to achieve the desired offsetting effect and because past historical realized volatility may not be a good estimate of future realized volatility, there can be no guarantee that the volatility adjustment mechanism will achieve its intended results.

- **There are risks associated with the TIP ETF**. There is no assurance that an active trading market will continue for the shares of the TIP ETF or that there will be liquidity in the trading market. The TIP ETF is subject to management risk, which is the risk that the investment strategies of the TIP ETF's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the TIP ETF, and consequently, the level of the Index.

- **The performance of the TIP ETF may not correlate with the performance of the Index it tracks.** The TIP ETF does not fully replicate the index it tracks and reflects transaction costs and fees that are not included in the calculation of the index it tracks.

- **The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks.** The market prices of these bonds underlying the TIP ETF are volatile and significantly influenced by a number of factors, particularly the duration of the underlying bonds, the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. In particular, rising interest rates may cause the value of the bonds underlying the TIP ETF and the TIP ETF to decline, possibly significantly.

- **The bonds included in the TIP ETF typically have lower yields than conventional fixed-rate bonds.**

- **The level of the ETF Constituent is calculated on an excess return basis.**

THE J.P.MORGAN COMMODITY ALLOCATOR INDEX

- **An investment linked to the Index is not intended to provide an offset to inflation experienced by investors.**

- **Future downgrades of the U.S. Government's credit rating by credit rating agencies may adversely affect the performance of the ETF Constituent.**

- **The Index involves the risks associated with the JPMCCI Ex-Front Month Indices, the Contag Beta Indices and the Seasonal Roll Indices.** No assurance can be given that the investment strategies used to construct the JPMCCI Ex-Front Month Indices, the Contag Beta Indices or the Seasonal Roll Indices will be successful or that the JPMCCI Ex-Front Month Indices, the Contag Beta Indices or the Seasonal Roll Indices will outperform any alternative indices that might be constructed from commodity futures contracts.

- **A decision by an exchange on which the futures contracts underlying the Index are traded to increase margin requirements may affect the level of the Index.**

- **The Index is an excess return index and not a total return index.**

- **The Index does not offer direct exposure to commodity spot prices.**

- **The presence of contango in the commodity markets with respect to futures contracts to which the Index provides long exposure or the presence of backwardation in the commodity markets with respect to futures contracts to which the Index provides short exposure could adversely affect the level of the Index.**

- **Suspension or disruptions of market trading in the commodity markets and related futures markets may adversely affect the level of the Index.**

- **JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with an investment in the Index, and may do so in the future, and any such research, opinions or recommendations could affect the level of the Index.**

Schedule A

Table A: Minimum and Maximum Weights for each Allocator Sub-Index Constituent

The following table sets forth the minimum and maximum weights applicable to each Allocator Sub-Index Constituent as of its applicable Rebalancing Date. Each Allocator Sub-Index Constituent is subject to these maximum weights.

Constituent	Minimum Weight	Maximum Weight
The Directional Constituent	0%	40%
The Carry Constituent	0%	40%
The ETF Constituent	0%	40%
The Cash Constituent	0%	50%

Table B: Bloomberg Ticker, Minimum Weights and Maximum Weights of each Directional Sub-Index Constituent

The following table sets forth the 22 Directional Sub-Index Constituents, as well as the Bloomberg Ticker, minimum weight and maximum weight of each Directional Sub-Index Constituent.

Directional Sub-Index Constituent	Bloomberg Page	Minimum Weight	Maximum Weight
Dow Jones-UBS WTI Crude Oil Subindex	DJUBSCL	-25%	25%
Dow Jones-UBS Brent Crude Oil Subindex	DJUBSCO	-25%	25%
Dow Jones-UBS Heating Oil Subindex	DJUBSHO	-25%	25%
Dow Jones-UBS Unleaded Gasoline Subindex	DJUBSRB	-25%	25%
Dow Jones-UBS Natural Gas Subindex	DJUBSNG	-25%	25%
Dow Jones-UBS Gold Subindex	DJUBSGC	-25%	25%
Dow Jones-UBS Silver Subindex	DJUBSSI	-10%	10%
Dow Jones-UBS Aluminium Subindex	DJUBSAL	-10%	10%
Dow Jones-UBS Comex Copper Subindex	DJUBSHG	-10%	10%
Dow Jones-UBS Nickel Subindex	DJUBSNI	-10%	10%
Dow Jones-UBS Zinc Subindex	DJUBSZS	-10%	10%
Dow Jones-UBS Bean Oil Subindex	DJUBSBO	-10%	10%
Dow Jones-UBS Corn Subindex	DJUBSCN	-10%	10%
Dow Jones-UBS Cotton Subindex	DJUBSCT	-10%	10%
Dow Jones-UBS Coffee Subindex	DJUBSKC	-10%	10%
Dow Jones-UBS Kansas Wheat Subindex	DJUBSKW	-10%	10%
Dow Jones-UBS Sugar Subindex	DJUBSSB	-10%	10%
Dow Jones-UBS Soy Meal Subindex	DJUBSSM	-10%	10%
Dow Jones-UBS Soybean Subindex	DJUBSSY	-10%	10%
Dow Jones-UBS Wheat Subindex	DJUBSWH	-10%	10%
Dow Jones-UBS Live Cattle Subindex	DJUBSLC	-10%	10%
Dow Jones-UBS Lean Hogs Subindex	DJUBSLH	-10%	10%

THE J.P.MORGAN COMMODITY ALLOCATOR INDEX

Table C: Long Constituents and Short Constituents

The following table sets forth the Carry Sub-Index Constituents included in each of the 36 Carry Sub-Index Constituent Pairs, as well as the Bloomberg Ticker of each Carry Sub-Index Constituent. Each Carry Sub-Index Constituent Pair has a minimum weight of 0% and a maximum weight of 10%.

Long Constituent	Bloomberg Page	Short Constituent	Bloomberg Page
JPMorgan JPMCCI Ex-Front Month WTI Crude Excess Return Index	JMCXXCLE	Dow Jones-UBS WTI Crude Oil Subindex	DJUBSCL
JPMorgan Contag WTI Crude Excess Return Index	JCTABCLE	Dow Jones-UBS WTI Crude Oil Subindex	DJUBSCL
JPMorgan JPMCCI Ex-Front Month Brent Crude Excess Return Index	JMCXXCOE	Dow Jones-UBS Brent Crude Oil Subindex	DJUBSCO
JPMorgan Contag Brent Crude Excess Return Index	JCTABCOE	Dow Jones-UBS Brent Crude Oil Subindex	DJUBSCO
JPMorgan JPMCCI Ex-Front Month Heating Oil Excess Return Index	JMCXXHOE	Dow Jones-UBS Heating Oil Subindex	DJUBSHO
JPMorgan Contag Heating Oil Excess Return Index	JCTABHOE	Dow Jones-UBS Heating Oil Subindex	DJUBSHO
JPMorgan JPMCCI Ex-Front Month Natural Gas Excess Return Index	JMCXXNGE	Dow Jones-UBS Natural Gas Subindex	DJUBSNG
JPMorgan Contag Natural Gas Excess Return Index	JCTABNGE	Dow Jones-UBS Natural Gas Subindex	DJUBSNG
JPMorgan JPMCCI Ex-Front Month Gasoline Excess Return Index	JMCXXXBE	Dow Jones-UBS Unleaded Gasoline Subindex	DJUBSRB
JPMorgan Contag Gasoline Excess Return Index	JCTABXBE	Dow Jones-UBS Unleaded Gasoline Subindex	DJUBSRB
JPMorgan JPMCCI Ex-Front Month Comex Copper Excess Return Index	JMCXXHGE	Dow Jones-UBS Comex Copper Subindex	DJUBSHG
JPMorgan Contag Comex Copper Excess Return Index	JCTABHGE	Dow Jones-UBS Comex Copper Subindex	DJUBSHG
JPMorgan JPMCCI Ex-Front Month LME Aluminium Excess Return Index	JMCXXLAE	Dow Jones-UBS Aluminium Subindex	DJUBSAL
JPMorgan Contag LME Aluminium Excess Return Index	JCTABLAE	Dow Jones-UBS Aluminium Subindex	DJUBSAL
JPMorgan JPMCCI Ex-Front Month LME Nickel Excess Return Index	JMCXXLNE	Dow Jones-UBS Nickel Subindex	DJUBSNI
JPMorgan JPMCCI Ex-Front Month LME Zinc Excess Return Index	JMCXXLXE	Dow Jones-UBS Zinc Subindex	DJUBSZS
JPMorgan JPMCCI Ex-Front Month Bean Oil Excess Return Index	JMCXXBOE	Dow Jones-UBS BeanOil Subindex	DJUBSBO
JPMorgan JPMCCI Ex-Front Month Corn Excess Return Index	JMCXXCE	Dow Jones-UBS Corn Subindex	DJUBSCN
JPMorgan Custom Seasonal 2 Corn Index	JMC1SCP	Dow Jones-UBS Corn Subindex	DJUBSCN
JPMorgan JPMCCI Ex-Front Month Kansas Wheat Excess Return Index	JMCXXKWE	Dow Jones-UBS Kansas Wheat Subindex	DJUBSKW
JPMorgan JPMCCI Ex-Front Month Soybean Excess Return Index	JMCXXSE	Dow Jones-UBS Soybean Subindex	DJUBSSY
JPMorgan Custom Seasonal 2 Soybean Index	JMC1SSP	Dow Jones-UBS Soybean Subindex	DJUBSSY
JPMorgan JPMCCI Ex-Front Month Wheat Excess Return Index	JMCXXWE	Dow Jones-UBS Wheat Subindex	DJUBSWH
JPMorgan Custom Seasonal 2 Wheat Index	JMC1SWP	Dow Jones-UBS Wheat Subindex	DJUBSWH
JPMorgan JPMCCI Ex-Front Month Cotton Excess Return Index	JMCXXCTE	Dow Jones-UBS Cotton Subindex	DJUBSCT
JPMorgan JPMCCI Ex-Front Month Coffee Excess Return Index	JMCXXKCE	Dow Jones-UBS Coffee Subindex	DJUBSKC
JPMorgan JPMCCI Ex-Front Month Sugar Excess Return Index	JMCXXSBE	Dow Jones-UBS Sugar Subindex	DJUBSSB
JPMorgan Custom Seasonal 2 Sugar Index	JMC1SSBP	Dow Jones-UBS Sugar Subindex	DJUBSSB
JPMorgan JPMCCI Ex-Front Month Soybean Meal Excess Return Index	JMCXXSME	Dow Jones-UBS Soy Meal Subindex	DJUBSSM
JPMorgan JPMCCI Ex-Front Month Live Cattle Excess Return Index	JMCXXLCE	Dow Jones-UBS Live Cattle Subindex	DJUBSLC
JPMorgan Custom Seasonal 2 Live Cattle Index	JMC1SLCP	Dow Jones-UBS Live Cattle Subindex	DJUBSLC
JPMorgan JPMCCI Ex-Front Month Lean Hogs Excess Return Index	JMCXXLHE	Dow Jones-UBS Lean Hogs Subindex	DJUBSLH
JPMorgan JPMCCI Ex-Front Month Gold Excess Return Index	JMCXXGCE	Dow Jones-UBS Gold Subindex	DJUBSGC
JPMorgan Contag Gold Excess Return Index	JCTABGCE	Dow Jones-UBS Gold Subindex	DJUBSGC
JPMorgan JPMCCI Ex-Front Month Silver Excess Return Index	JMCXXSIE	Dow Jones-UBS Silver Subindex	DJUBSSI
JPMorgan Contag Silver Excess Return Index	JCTABSIE	Dow Jones-UBS Silver Subindex	DJUBSSI

Additional Information about the Long Constituents

The JPMCCI ex-Front Month Indices seek to offer diversified and representative exposure by positioning along the entire futures curve (i.e., exposure to futures contracts with different maturities) excluding the prompt, in proportion to their historical open interest. A JPMCCI ex-Front Month Sub-Index forms the Long Constituent for twenty-two Carry Sub-Index Constituent Pairs within the Carry Constituent and is applied to all twenty-two commodities within the Index.

The Contag Beta Indices seek to provide dynamic exposure by selecting a single contract for a given commodity based on the slope of its futures curve, in addition to other criteria. Subject to certain limitations, the methodology selects the futures contract with the highest level of backwardation or the lowest level of contango for the given commodity. A Contag Beta Sub-Index forms the Long Constituent for nine Carry Sub-Index Constituent Pairs within the Carry Constituent, and is applied to energy, precious metals and base metals (excluding Nickel and Zinc).

The Seasonal Roll Indices seek to track exposure only to certain specified contracts over the course of each year based on the historical trading characteristics of a given commodity, taking into account liquidity and market practice. A Seasonal Roll Sub-Index forms the Long Constituent for five Constituent Pairs within the Carry Constituent, and is applied to select agricultural commodities.

In all cases, no assurance can be given that the strategy used to construct the Indices referenced by the Long Constituents will outperform their respective benchmark or an investment in the spot prices of the underlying commodities. Additionally, holding deferred or non-prompt exposure relative to the prompt contract risks realizing a lower correlation with spot prices, a higher volatility and reduced liquidity.

Schedule B

Dow-Jones UBS Disclaimer

The Dow Jones-UBS Commodity Indexes[SM] are a joint product of Dow Jones Opco, LLC ("Dow Jones Opco"), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC ("UBS Securities"), and have been licensed for use by JPMC plc. Dow Jones®, "DJ" and "UBS are service and/or trademarks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and UBS AG ("UBS AG"), as the case may be. S&P is a registered trademark of Standard & Poor's Financial Services LLC.

The Index is not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Index or any member of the public regarding the advisability of investing in securities or commodities generally or in the Index particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCI, which is determined, composed and calculated by Dow Jones Opco in conjunction with UBS Securities without regard to JPMC plc or the Index. Dow Jones, UBS Securities and Dow Jones Opco have no obligation to take the needs of JPMC plc or the owners of the Index into consideration in determining, composing or calculating DJ-UBSCI. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Index to be issued or in the determination or calculation of the equation by which the Index are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Index customers, in connection with the administration, marketing or trading of the Index. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Index currently being issued by Licensee, but which may be similar to and competitive with the Index. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity Index and Dow Jones-UBS Commodity Index Total Return[SM]), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index and Index.

The Index Supplement relates only to Index and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity Index components. Purchasers of the Index should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. The information in the Index Supplement regarding the Dow Jones-UBS Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index components in connection with Index. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMC plc, OWNERS OF THE Index OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX[SM] OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX[SM] OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL

DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, DOW JONES OPCO AND JPMC plc, OTHER THAN UBS AG AND THE LICENSORS OF DOW JONES OPCO.

Glossary

"Annualized Average Return" means the percentage return of the relevant index over the period indicated, converted to an excess return, if applicable.
"Annualized Volatility" is the annualized standard deviation of the daily returns of the relevant index for the applicable period.
"Sharpe" means the Annualized Average Return divided by the Annualized Volatility of the relevant index.
"Worst Month" means the worst performance during any calendar month during the applicable period.
"Best Month" means the best performance during any calendar month during the applicable period.
"Percentage of Positive Months" means the percentage of the number of positive months in the applicable period divided by the total number of months in that period.
"Peak-to-trough" means the largest point to point percentage decline in the relevant index over the applicable period, measured as the largest percentage move from a given index closing level to a subsequent, lower index closing level.
"Correlation" means a measure of the degree to which the returns of two indices have been directionally related over the applicable period.
"S&P GSCI Index" means the Standard & Poor's Goldman Sachs Commodity Index Excess Return.
"S&P 500" means the Standard & Poors 500 Index.
"JPM Global Govt Bond Index" means the J.P. Morgan Global Government Bond Index.
"DJUBS 5% vol target" means a hypothetical index that scales exposure to the DJUBS Index by the ratio of a target annualized volatility of 5% to the DJUBS Index's realized annualized volatility (calculated as the higher annualized realized volatility of the prior 63 days and the prior 21 days). This hypothetical index is used to allow comparison of the Index to a hypothetical version of the benchmark with a similar realized annual volatility.